Pershing Square Tontine Holdings, Ltd.

787 Eleventh Avenue, 9th Floor

New York, NY 10019

July 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pershing Square Tontine Holdings, Ltd.
Registration Statement on Form S-1
Filed June 22, 2020, as amended
File No. 333-239342

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pershing Square Tontine Holdings, Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Tuesday, July 21, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ William A. Ackman
William A. Ackman
Chief Executive Officer

cc:	Cadwalader, Wickersham & Taft LLP
Ropes & Gray LLP